UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:

Plei, Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of organization:*

> January 24, 2017

Physical address of issuer:

12001 Southwest 128th Court #210, Miami, FL 33186

Website of issuer:
http://plei.app

Current Number of Employees:
0

	Most recent fiscal year ending in 2021	Fiscal year-ending in 2020	Fiscal year-ending in 2019
Total Assets	$105,139.71	$35,468.85	$11,117.46
Cash & Cash Equivalents	$104,753.38	$32,864.87	$8,139.00
Accounts Receivable	$0	$0	$0
Short-term Debt	$32,560.63	$22,671.01	$10,358.43
Long-term Debt	$803,540.05	$539,778.68	$41,413.86
Revenues/Sales	$786,794.68	$245,953.04	$311,841.83
Cost of Goods Sold	$528,232.28	$176,712.75	$206,886.40
Taxes Paid	$0	$0	$0
Net Income (Loss)	($95,005.76)	($119,201.77)	($100,634.34)

Form C-AR

May 2, 2022

Plei, Inc.

Plei

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Plei, Inc., a Delaware corporation (the "**Company**," "**Plei**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is May 2, 2022.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company was incorporated on January 24, 2017 under the laws of the State of Delaware, and is headquartered at 12001 Southwest 128th Court #210, Miami, FL 33186.

The Company conducts business in Florida, Texas, Maryland, North Carolina, Illinois, and Colorado.

The information available on or through the Company's website is not a part of this Form C-AR.

The Business

Plei provides the amateur sports industry with two (2) platforms: a SaaS solution (Plei System) for soccer facilities, and a consumer application (Plei App) that connects soccer players. The Plei App allows soccer players to play the beautiful game anytime, anywhere they want with just two taps. This is accomplished by matching players together to create a game at local soccer facilities. The Plei System allows for soccer facilities to manage their business on a software that was built specifically for the industry. The Plei System is an all-in-one system that increases productivity, efficiency, and revenue by booking unreserved fields through the Plei App.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Soccer interest in the US and around the world is cyclical and is affected by the World Cup.

Interest in Soccer in the US has grown over the years. However, the interest is cyclical, and is dramatically heightened during the years in which the World Cup is played.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development

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stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of ompetetors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the

introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

BUSINESS

Description of the Business

Plei provides the amateur sports industry with two (2) platforms: a SaaS solution (Plei System) for soccer facilities, and a consumer application (Plei App) that connects soccer players. The Plei App allows soccer players to play the beautiful game anytime, anywhere they want with just two (2) taps. This is accomplished by matching players together to create a game at local soccer facilities. The Plei System allows for soccer facilities to manage their business on a software that was built specifically for the industry. The Plei System is an all-in-one system that increases productivity, efficiency, and revenue by booking unreserved fields through the Plei App.

Business Plan

We have three (3) revenue streams: a subscription SaaS model where soccer facilities pay us monthly for our services, a service fee per credit card transaction, and games hosted on the Plei App. We negotiate discounts on field rentals with our partner facilities on the games hosted on the Plei App.

The Company's Products and/or Services

Product / Service	Description	Current Market
Plei System	Soccer-specific SaaS solution for privately-owned soccer facilities.	Both indoor and outdoor soccer facilities.
Plei App	Mobile app that allows for soccer players to play anytime, anywhere with just 2 taps.	Eighteen (18) to fifty (50) year-old recreational soccer players.

Competition

We face competition from business-to-business SaaS Platforms such as EZ Facility and DASH Platform. We also face competition from booking platforms such as Bookingbug and Google Calendar.

Customer Base

Plei System Customers: privately-owned soccer facilities. These are sports facilities that focus specifically on soccer by providing their customers with the option to rent out soccer fields to play on. Field sizes are anywhere from 4v4 to the conventional 11v11.

Plei App Players: amateur soccer players. Anyone who enjoys playing or is thinking about getting into playing is our target market.

Intellectual Property
The Company has no intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sebastian Duque	Director, Chief Executive Officer	Director, Chief Executive Officer, Plei, Inc. (2017 – present)	Loyola University Maryland, Bachelor of, Business Administration, International Business and Management, 2015
Alejandro Duque	Director, Treasurer, Secretary, Chief Operating Officer	Director, Treasurer, Secretary, Chief Operating Officer, Plei, Inc. (2017 – present)	Florida International University, 2008
Patricia Duque	Director	Director, Plei, Inc. (2017 – present) Insurance agent, Express Insurance, Inc. (1998 – present)	FL 2-20 Agent license
Orlando Duque	Director	Director, Plei, Inc. (2017 – present)	FL 4-40 Agent license

		Insurance agent, Express Insurance, Inc. (1998 – present)	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type/Class of security	Common Stock
Amount Outstanding	5,065,000
Par Value (if applicable)	$0.00001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue more Common Stock, which will dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%*

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*This percentage calculation is derived from the Company's outstanding capital stock.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	$118,990
Voting Rights	None.
Anti-Dilution Rights	N/A
Terms	20% discount / $10,00,000 valuation cap. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities)	1.19%*

**The percentage calculation assumes conversion of Crowd SAFEs only, on a valuation cap of $10,000,000. Percentage calculated is an approximation and rounded to the nearest hundredth of a decimal point.

Type/Class of security	Convertible Notes
Amount Outstanding	$154,000
Voting Rights	None, but voting rights may be granted upon conversion.
Anti-Dilution Rights	N/A
Material Terms	The convertible notes shall be converted in Common stock of the company at a conversion price equal to the lesser of: (i) a pre-financing valuation of the company of $3,080,000; or (ii) the fair market value of the company as determined by an appraiser mutually agreeable

7

	to the company and the lender. The Notes mature December 2021.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the convertible notes convert into Common Stock, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5%*

*The percentage calculation assumes conversion of the convertible notes only, at a valuation of $3,080,000.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Loan
Creditor	Small Business Administration
Amount outstanding	$204,733
Interest Rate	3.75% per annum
Description of Collateral	All tangible and intangible personal property of the Company
Maturity Date	4/22/2050

Type	Loan
Creditor	Tanner Millen
Amount outstanding	$18,792.63
Interest Rate	5%
Description of Collateral	None
Maturity Date	July 10, 2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type of Class Held	Percentage Ownership
Sebastian Duque	3,100,000 shares of Common Stock	61.20%*
Alejandro Duque	1,165,000 shares of Common Stock	23.00%*

*Percentage calculation is derived from the outstanding voting equities of the Company. Percentage calculated is an approximation and rounded to the nearest decimal point.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements are attached hereto as Exhibit A.

Operations

The Company was incorporated on January 24, 2017 under the laws of the State of Delaware, and is headquartered at 12001 Southwest 128th Court #210, Miami, FL 33186.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of April 26, 2022, the Company has $83,300 in cash and cash equivalents, which provide approximately thirty six (36) months of runway.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Previous Offerings of Securities

The Company has made the following issuances of securities within the last three (3) years:

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Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$118,990	118,990	Staffing and Intermediary Fees	1/23/2020	Section 4(a)(6)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than one hundred and twenty (120) days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE

TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

Doc ID: 15d8c891f5512ae171d7b1ecea5d7241d3963ae6

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Sebastian Duque
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Sebastian Duque
_____
(Name)

Director, Chief Executive Officer
_____
(Title)

May 2, 2022
_____
(Date)

Alejandro Duque
_____
(Signature)

Alejandro Duque
_____
(Name)

Chief Operating Officer, Treasurer, Director
_____

May 2, 2022
_____
(Date)

Patricia Duque

_____
(Signature)

Patricia Duque
_____
(Name)

Director
_____
(Title)

May 2, 2022
_____
(Date)

EXHIBIT A

Financial Statements

I, Sebastian Duque, the Chief Executive Officer of Plei, Inc., hereby certify that:

(1)   the accompanying financial statements of Plei, Inc. thereto for the periods ending December 2021, December 2020, and December 2019 included in this Form C-AR are true and complete in all material respects;

(2)   the tax return information of Plei, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Salone Monet Inc. filed for the fiscal years ended December 2021, December 2020, and December 2019; and

(3)   that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of May 2, 2022.

_____
(Signature)

Name: Sebastian Duque

Title: Chief Executive Officer

Date: May 2, 2022


TITLE	Plei, Inc. - 2022 Form C-AR
FILE NAME	Plei, Inc. - Form...ft, 5-2-2022).pdf
DOCUMENT ID	15d8c891f5512ae171d7b1ecea5d7241d3963ae6
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Signed

Document History

SENT	**05 / 02 / 2022** 21:11:25 UTC	Sent for signature to Sebastian Duque (s@pleiapp.com), Alejandro Duque (a@pleiapp.com) and Patricia Duque (patriciaduque@bellsouth.net) from brian@rosslawgroup.co IP: 98.116.152.90
VIEWED	**05 / 02 / 2022** 21:12:12 UTC	Viewed by Alejandro Duque (a@pleiapp.com) IP: 98.242.134.157
SIGNED	**05 / 02 / 2022** 21:12:44 UTC	Signed by Alejandro Duque (a@pleiapp.com) IP: 98.242.134.157
VIEWED	**05 / 02 / 2022** 21:15:06 UTC	Viewed by Patricia Duque (patriciaduque@bellsouth.net) IP: 73.245.149.151
SIGNED	**05 / 02 / 2022** 21:16:18 UTC	Signed by Patricia Duque (patriciaduque@bellsouth.net) IP: 73.245.149.151


TITLE	Plei, Inc. - 2022 Form C-AR
FILE NAME	Plei, Inc. - Form...ft, 5-2-2022).pdf
DOCUMENT ID	15d8c891f5512ae171d7b1ecea5d7241d3963ae6
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Signed

Document History

VIEWED · **05 / 02 / 2022** · 21:20:32 UTC · Viewed by Sebastian Duque (s@pleiapp.com) · IP: 73.1.231.205

SIGNED · **05 / 02 / 2022** · 21:20:42 UTC · Signed by Sebastian Duque (s@pleiapp.com) · IP: 73.1.231.205

COMPLETED · **05 / 02 / 2022** · 21:20:42 UTC · The document has been completed.

Plei, Inc.

Unaudited Financial Statements

Management Report

Plei, Inc.
For the period ended



Prepared by
data@bobsbookkeepers.com's Company

Prepared on
May 2, 2022

Table of Contents

Profit and Loss

	Total
INCOME	
4000 Income	0.00
4100 Plei App Revenue	163,519.19
4200 Subscription Revenue	17,342.98
4300 Processing Revenue	67,532.21
4400 Services Revenue	5,329.00
4700 Refunds	-374.40
4800 Discounts	-7,495.94
4900 Misc Income	100.00
Total 4000 Income	**245,953.04**
Total Income	**245,953.04**
COST OF GOODS SOLD	
5000 Cost of Goods Sold	0.00
5100 Hosting Fees	14,439.35
5400 Player Rev Share	107,958.16
5500 Merchant Processing Fees (Players)	54,315.24
Total 5000 Cost of Goods Sold	**176,712.75**
Total Cost of Goods Sold	**176,712.75**
GROSS PROFIT	**69,240.29**
EXPENSES	
6100 Marketing	0.00
6130 Advertising	9,031.23
6150 Promos, Samples, Collateral	142.90
6199 Misc Marketing	1,750.00
Total 6100 Marketing	**10,924.13**
6200 Operations	0.00
6210 Operations Payroll	0.00
6211 Operations Salaries	4,331.31
6212 Bonus	100.00
Total 6210 Operations Payroll	**4,431.31**
6220 Operations Contractors	0.00
6221 Customer Support Contractors	41,216.38
Total 6220 Operations Contractors	**41,216.38**
Total 6200 Operations	**45,647.69**
6400 Product & Engineering	0.00
6420 Product & Engineering Contractors	42,347.50
6440 Product & Engineering Software	9,361.48
Total 6400 Product & Engineering	**51,708.98**
7000 General and Administrative	0.00
7100 G&A Payroll	0.00
7111 G&A Salaries	750.00
7113 Benefits	10,404.07

	Total
Total 7100 G&A Payroll	**11,154.07**
7200 G&A T&E	0.00
7210 G&A Travel	1,431.42
7220 G&A Meals	4,990.18
Total 7200 G&A T&E	**6,421.60**
7300 Professional Fees	0.00
7310 Finance and Accounting	5,647.50
7320 Legal	896.25
7340 Other Consultants	620.00
Total 7300 Professional Fees	**7,163.75**
7400 Administrative	0.00
7405 Utilities	245.28
7410 Hardware	415.00
7420 Software & Subscriptions	29.09
7430 Supplies	18.84
7440 Misc Admin	3.99
Total 7400 Administrative	**712.20**
7600 Bank & Merchant Fees	0.00
7610 Bank Fees	410.87
Total 7600 Bank & Merchant Fees	**410.87**
7710 Licenses and Permits	968.81
7720 Insurance	2,665.43
7990 Misc G&A	42,330.09
Total 7000 General and Administrative	**71,826.82**
7999 Categorization Pending	5,000.00
Total Expenses	**185,107.62**
NET OPERATING INCOME	-115,867.33
OTHER EXPENSES	
8200 Other Expenses	0.00
8220 Interest Expense	4,343.77
8260 Reconciliation Discrepancies	-1,009.33
Total 8200 Other Expenses	**3,334.44**
Total Other Expenses	**3,334.44**
NET OTHER INCOME	-3,334.44
NET INCOME	$ -119,201.77

Balance Sheet

	Total
ASSETS	
Current Assets	
Bank Accounts	
1140 Wells Fargo Checking (6557)	33,244.87
1180 Invoice Payments Clearing	99.00
1181 PayCheck	-479.00
Total Bank Accounts	**32,864.87**
Other Current Assets	
1350 Clearing Accounts	0.00
1351 Merchant Clearing	-427.44
1352 Facilities Clearing	3,031.42
Total 1350 Clearing Accounts	**2,603.98**
Total Other Current Assets	**2,603.98**
Total Current Assets	**35,468.85**
TOTAL ASSETS	**$35,468.85**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2130 Accrued Expenses	22,671.01
Total Other Current Liabilities	**22,671.01**
Total Current Liabilities	**22,671.01**
Long-Term Liabilities	
2210 Notes Payable	28,418.86
2211 Tanner Millen Loan Payable	2,173.77
Total 2210 Notes Payable	**30,592.63**
2220 EIDL Loan	59,500.00
2300 Loans from Founders	342,537.42
2400 Crowdfunding	107,148.63
Total Long-Term Liabilities	**539,778.68**
Total Liabilities	**562,449.69**
Equity	
3800 Retained Earnings	-407,779.07
Net Income	-119,201.77
Total Equity	**-526,980.84**
TOTAL LIABILITIES AND EQUITY	**$35,468.85**

Statement of Cash Flows

January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	-119,201.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
1351 Clearing Accounts:Merchant Clearing	3,113.86
1352 Clearing Accounts:Facilities Clearing	-3,031.42
Plei App Receivable	2,978.46
2130 Accrued Expenses	12,312.58
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**15,373.48**
Net cash provided by operating activities	**-103,828.29**
FINANCING ACTIVITIES	
2210 Notes Payable	7,000.00
2211 Notes Payable:Tanner Millen Loan Payable	-17,821.23
2220 EIDL Loan	59,500.00
2300 Loans from Founders	-24,586.82
2400 Crowdfunding	107,148.63
Net cash provided by financing activities	**131,240.58**
NET CASH INCREASE FOR PERIOD	**27,412.29**
Cash at beginning of period	5,452.58
CASH AT END OF PERIOD	**$32,864.87**

May 2022

This report contains no data for your specified date range.

Profit and Loss

	Total
INCOME	
4000 Income	0.00
4100 Plei App Revenue	626,496.62
4200 Subscription Revenue	35,434.00
4300 Processing Revenue	153,779.00
4400 Services Revenue	1,800.00
4600 Cancellation Fee	884.00
4700 Refunds	-2,078.91
4800 Discounts	-30,218.03
4900 Misc Income	698.00
Total 4000 Income	**786,794.68**
Total Income	**786,794.68**
COST OF GOODS SOLD	
5000 Cost of Goods Sold	0.00
5100 Hosting Fees	368.00
5200 Merchant Fees	287.96
5400 Player Rev Share	405,912.50
5500 Merchant Processing Fees (Players)	105,212.67
5600 Merchant Processing Fees (Facilities)	16,451.15
Total 5000 Cost of Goods Sold	**528,232.28**
Total Cost of Goods Sold	**528,232.28**
GROSS PROFIT	**258,562.40**
EXPENSES	
6100 Marketing	0.00
6130 Advertising	27,739.58
6150 Promos, Samples, Collateral	1,860.00
6199 Misc Marketing	975.00
Total 6100 Marketing	**30,574.58**
6200 Operations	0.00
6220 Operations Contractors	0.00
6221 Customer Support Contractors	26,984.37
Total 6220 Operations Contractors	**26,984.37**
Total 6200 Operations	**26,984.37**
6400 Product & Engineering	0.00
6420 Product & Engineering Contractors	240,349.55
6440 Product & Engineering Software	19,762.11
6499 Misc Engineering	99.00
Total 6400 Product & Engineering	**260,210.66**
7000 General and Administrative	0.00
7100 G&A Payroll	8.00
7113 Benefits	12,149.13
Total 7100 G&A Payroll	**12,157.13**

	Total
7200 G&A T&E	0.00
7210 G&A Travel	7,276.32
7220 G&A Meals	3,035.47
Total 7200 G&A T&E	**10,311.79**
7300 Professional Fees	0.00
7310 Finance and Accounting	3,408.00
Total 7300 Professional Fees	**3,408.00**
7400 Administrative	0.00
7401 Rent	1,275.25
7405 Utilities	1,267.10
7430 Supplies	940.96
7440 Misc Admin	68.95
Total 7400 Administrative	**3,552.26**
7600 Bank & Merchant Fees	0.00
7610 Bank Fees	127.13
Total 7600 Bank & Merchant Fees	**127.13**
7710 Licenses and Permits	404.39
7720 Insurance	5,384.11
7990 Misc G&A	1,212.61
Total 7000 General and Administrative	**36,557.42**
Total Expenses	**354,327.03**
NET OPERATING INCOME	-95,764.63
OTHER EXPENSES	
8200 Other Expenses	0.00
8240 Taxes	450.00
8260 Reconciliation Discrepancies	-1,208.87
Total 8200 Other Expenses	**-758.87**
Total Other Expenses	**-758.87**
NET OTHER INCOME	758.87
NET INCOME	$ -95,005.76

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
1140 Wells Fargo Checking (6557)	49,690.46
1150 QuickBooks Checking Account	5,062.92
1170 Robinhood	50,000.00
Total Bank Accounts	**104,753.38**
Other Current Assets	
1350 Clearing Accounts	0.00
1351 Merchant Clearing	-4,617.46
1352 Facilities Clearing	4,768.92
Total 1350 Clearing Accounts	**151.46**
Total Other Current Assets	**151.46**
Total Current Assets	**104,904.84**
Other Assets	
1520 Escrow	234.87
Total Other Assets	**234.87**
TOTAL ASSETS	**$105,139.71**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2130 Accrued Expenses	32,560.63
Total Other Current Liabilities	**32,560.63**
Total Current Liabilities	**32,560.63**
Long-Term Liabilities	
2210 Notes Payable	37,418.86
2211 Tanner Millen Loan Payable	473.77
Total 2210 Notes Payable	**37,892.63**
2220 EIDL Loan	209,633.00
2300 Loans from Founders	339,891.42
2400 Crowdfunding	216,123.00
Total Long-Term Liabilities	**803,540.05**
Total Liabilities	**836,100.68**
Equity	
3800 Retained Earnings	-635,955.21
Net Income	-95,005.76
Total Equity	**-730,960.97**
TOTAL LIABILITIES AND EQUITY	**$105,139.71**

Statement of Cash Flows

January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-95,005.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
1351 Clearing Accounts:Merchant Clearing	4,190.02
1352 Clearing Accounts:Facilities Clearing	-1,737.50
2130 Accrued Expenses	9,889.62
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**12,342.14**
Net cash provided by operating activities	**-82,663.62**
INVESTING ACTIVITIES	
1520 Escrow	-234.87
Net cash provided by investing activities	**-234.87**
FINANCING ACTIVITIES	
2210 Notes Payable	9,000.00
2211 Notes Payable:Tanner Millen Loan Payable	-1,700.00
2220 EIDL Loan	150,133.00
2300 Loans from Founders	-2,646.00
2400 Crowdfunding	108,974.37
3800 Retained Earnings	-108,974.37
Net cash provided by financing activities	**154,787.00**
NET CASH INCREASE FOR PERIOD	**71,888.51**
Cash at beginning of period	32,864.87
CASH AT END OF PERIOD	**$104,753.38**

Plei

Profit and Loss

January - December 2019

Prepared by Pilot on 02/20/2020

Accrual Basis

	2019												
	January	February	March	April	May	June	July	August	September	October	November	December	Total
Income													
Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Management Software Revenue	$ 8,526.44	$ 8,537.72	$ 9,821.68	$ 8,842.68	$ 10,184.59	$ 10,200.74	$ 11,797.52	$ 11,960.91	$ 10,535.72	$ 12,052.63	$ 12,854.61	$ 11,692.31	$ 127,007.55
Plei App Revenue	$ 8,596.45	$ 8,521.30	$ 11,112.12	$ 10,745.37	$ 11,387.38	$ 15,227.01	$ 17,093.31	$ 21,303.64	$ 22,009.77	$ 21,400.96	$ 20,966.64	$ 18,332.59	$ 186,696.54
Returns, Allowances, and Discounts	$ (12.01)	$ (126.58)	$ (12.00)	$ (131.00)	$ (764.81)	$ (163.68)	$ (82.56)	$ (68.48)	$ (24.26)	$ (104.14)	$ (188.36)	$ (184.38)	$ (1,862.26)
Total Revenue	**$ 17,110.88**	**$ 16,932.44**	**$ 20,921.80**	**$ 19,457.05**	**$ 20,807.16**	**$ 25,264.07**	**$ 28,808.27**	**$ 33,196.07**	**$ 32,521.23**	**$ 33,349.45**	**$ 33,632.89**	**$ 29,840.52**	**$ 311,841.83**
Total Income	**$ 17,110.88**	**$ 16,932.44**	**$ 20,921.80**	**$ 19,457.05**	**$ 20,807.16**	**$ 25,264.07**	**$ 28,808.27**	**$ 33,196.07**	**$ 32,521.23**	**$ 33,349.45**	**$ 33,632.89**	**$ 29,840.52**	**$ 311,841.83**
Cost of Goods Sold													
Cost of Goods Sold	$ 6,235.00	$ 6,051.00	$ 7,812.00	$ 7,381.00	$ 7,674.00	$ 9,305.00	$ 11,674.00	$ 14,266.50	$ 15,008.00	$ 14,656.00	$ 13,992.00	$ 12,386.00	$ 126,440.50
Merchant Fees	$ 5,252.84	$ 5,430.95	$ 5,973.40	$ 5,700.67	$ 6,318.45	$ 6,620.30	$ 8,113.51	$ 8,100.48	$ 6,896.26	$ 7,745.00	$ 7,804.68	$ 6,489.36	$ 80,445.90
Total Cost of Goods Sold	**$ 11,487.84**	**$ 11,481.95**	**$ 13,785.40**	**$ 13,081.67**	**$ 13,992.45**	**$ 15,925.30**	**$ 19,787.51**	**$ 22,366.98**	**$ 21,904.26**	**$ 22,401.00**	**$ 21,796.68**	**$ 18,875.36**	**$ 206,886.40**
GROSS PROFIT	$ 5,623.04	$ 5,450.49	$ 7,136.40	$ 6,375.38	$ 6,814.71	$ 9,338.77	$ 9,020.76	$ 10,829.09	$ 10,616.97	$ 10,948.45	$ 11,836.21	$ 10,965.16	$ 104,955.43
Expenses													
Employee Related	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Employee Perks	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 48.07	$ -	$ -	$ 48.07
Payroll	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Gross Wages	$ 4,108.00	$ 2,655.00	$ 3,060.00	$ 2,500.00	$ 2,906.05	$ 1,651.77	$ 5,187.74	$ 2,162.50	$ 1,866.00	$ 2,908.30	$ 1,797.50	$ 1,464.50	$ 32,267.36
Bonuses	$ -	$ -	$ -	$ -	$ -	$ 100.00	$ -	$ -	$ 250.00	$ -	$ -	$ -	$ 350.00
Total Gross Wages	**$ 4,108.00**	**$ 2,655.00**	**$ 3,060.00**	**$ 2,500.00**	**$ 2,906.05**	**$ 1,751.77**	**$ 5,187.74**	**$ 2,162.50**	**$ 2,116.00**	**$ 2,908.30**	**$ 1,797.50**	**$ 1,464.50**	**$ 32,617.36**
Total Payroll	**$ 4,108.00**	**$ 2,655.00**	**$ 3,060.00**	**$ 2,500.00**	**$ 2,906.05**	**$ 1,751.77**	**$ 5,187.74**	**$ 2,162.50**	**$ 2,116.00**	**$ 2,908.30**	**$ 1,797.50**	**$ 1,464.50**	**$ 32,617.36**
Professional Development	$ -	$ -	$ -	$ 89.94	$ -	$ -	$ -	$ -	$ 2.12	$ 91.53	$ 2.12	$ 39.99	$ 225.70
Recruiting	$ -	$ -	$ -	$ -	$ -	$ -	$ 4.99	$ -	$ -	$ -	$ 66.91	$ -	$ 71.90
Total Employee Related	**$ 4,108.00**	**$ 2,655.00**	**$ 3,060.00**	**$ 2,589.94**	**$ 2,906.05**	**$ 1,751.77**	**$ 5,192.73**	**$ 2,162.50**	**$ 2,118.12**	**$ 3,047.90**	**$ 1,866.53**	**$ 1,504.49**	**$ 32,963.03**
Entertainment	$ -	$ -	$ -	$ -	$ -	$ 23.48	$ -	$ -	$ -	$ -	$ -	$ -	$ 23.48
General & Administrative	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Bank Fees	$ 19.50	$ 23.50	$ 28.00	$ 27.02	$ 33.00	$ 23.50	$ 19.00	$ 16.00	$ 45.50	$ 169.50	$ 49.00	$ 95.00	$ 548.52
Business Insurance	$ 262.59	$ 261.60	$ 261.59	$ 262.59	$ -	$ -	$ -	$ 517.20	$ -	$ -	$ -	$ 262.60	$ 1,828.17
Office Expenses	$ -	$ -	$ -	$ 30.00	$ 260.30	$ 723.01	$ 359.81	$ 80.00	$ 40.00	$ 568.49	$ 255.65	$ 45.24	$ 2,362.50
Other Contractors	$ -	$ -	$ 30.39	$ 342.59	$ 144.23	$ 281.24	$ 180.43	$ 49.43	$ 355.65	$ 33.60	$ 609.98	$ 523.31	$ 2,550.85
Shipping and Handling	$ -	$ -	$ -	$ 8.81	$ -	$ -	$ -	$ -	$ 37.22	$ -	$ -	$ -	$ 46.03
Total General & Administrative	**$ 282.09**	**$ 285.10**	**$ 319.98**	**$ 671.01**	**$ 437.53**	**$ 1,027.75**	**$ 559.24**	**$ 662.63**	**$ 478.37**	**$ 771.59**	**$ 914.63**	**$ 926.15**	**$ 7,336.07**
Hosting	$ 147.31	$ 151.91	$ 139.61	$ 153.65	$ 150.71	$ 155.90	$ 185.36	$ 214.17	$ 215.94	$ 234.10	$ 383.01	$ 289.36	$ 2,421.03
IT Expense	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Computer Hardware & Equipment	$ -	$ -	$ -	$ 99.00	$ 767.19	$ -	$ -	$ -	$ 468.66	$ 488.00	$ -	$ -	$ 1,822.85
Software & Web Services	$ 272.09	$ 172.16	$ 232.02	$ 619.13	$ 1,037.12	$ 543.03	$ 356.32	$ 586.34	$ 421.94	$ 516.16	$ 672.12	$ 471.76	$ 5,900.19
Telephone and Internet	$ 18.86	$ 18.86	$ 20.09	$ 19.79	$ 19.79	$ 19.79	$ 20.43	$ 20.43	$ 20.43	$ 20.30	$ 20.30	$ 20.30	$ 239.37
Total IT Expense	**$ 290.95**	**$ 191.02**	**$ 252.11**	**$ 737.92**	**$ 1,824.10**	**$ 562.82**	**$ 376.75**	**$ 606.77**	**$ 911.03**	**$ 1,024.46**	**$ 692.42**	**$ 492.06**	**$ 7,962.41**
Licenses and Fees	$ -	$ -	$ -	$ 150.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 150.00
Meals & Entertainment	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Meals	$ 39.32	$ 53.13	$ 28.63	$ 39.80	$ 30.51	$ 33.51	$ 73.07	$ 324.82	$ 131.76	$ 44.79	$ 225.11	$ 165.16	$ 1,189.61
Total Meals & Entertainment	**$ 39.32**	**$ 53.13**	**$ 28.63**	**$ 39.80**	**$ 30.51**	**$ 33.51**	**$ 73.07**	**$ 324.82**	**$ 131.76**	**$ 44.79**	**$ 225.11**	**$ 165.16**	**$ 1,189.61**
Professional Fees	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Engineering, Product & Design	$ 15,655.00	$ 10,262.50	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 11,028.39	$ 3,294.91	$ 6,467.83	$ 6,631.95	$ 7,704.53	$ 8,430.01	$ 109,475.12
Finance & Accounting	$ 450.00	$ 225.00	$ 225.00	$ 600.00	$ 295.00	$ 295.00	$ 295.00	$ 385.00	$ 385.00	$ 385.00	$ 885.00	$ 385.00	$ 4,810.00
Legal	$ -	$ -	$ 125.00	$ 39.99	$ 39.99	$ 39.99	$ (79.98)	$ -	$ -	$ 1,500.00	$ -	$ 1,500.00	$ 3,164.99
Total Professional Fees	**$ 16,105.00**	**$ 10,487.50**	**$ 10,350.00**	**$ 10,639.99**	**$ 10,334.99**	**$ 10,334.99**	**$ 11,243.41**	**$ 3,679.91**	**$ 6,852.83**	**$ 8,516.95**	**$ 8,589.53**	**$ 10,315.01**	**$ 117,450.11**
Sales & Marketing	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Advertising	$ 750.00	$ 65.79	$ 1,239.54	$ 914.55	$ 424.58	$ 1,403.29	$ 920.08	$ 829.29	$ 1,653.39	$ 3,611.71	$ 363.67	$ 10.24	$ 12,186.13
Branding	$ -	$ -	$ -	$ -	$ -	$ -	$ 99.00	$ 70.00	$ 29.00	$ -	$ -	$ 1,750.00	$ 1,948.00
Market Research & Analytics	$ -	$ -	$ -	$ -	$ 6.00	$ 7.41	$ 6.00	$ 6.00	$ 7.80	$ 8.01	$ 8.00	$ 8.00	$ 57.22
Promotional Materials	$ -	$ 395.00	$ -	$ 385.88	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 780.88
Sales	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 14.95	$ -	$ -	$ -	$ 14.95
Total Sales & Marketing	**$ 750.00**	**$ 460.79**	**$ 1,239.54**	**$ 1,300.43**	**$ 430.58**	**$ 1,410.70**	**$ 1,025.08**	**$ 905.29**	**$ 1,705.14**	**$ 3,619.72**	**$ 371.67**	**$ 1,768.24**	**$ 14,987.18**
Test Transactions	$ -	$ -	$ 1.18	$ 2.00	$ 9.00	$ -	$ -	$ -	$ 0.06	$ (0.22)	$ (2.00)	$ -	$ 10.02
Travel	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Air Travel	$ -	$ -	$ -	$ -	$ -	$ 88.30	$ 316.90	$ 60.00	$ -	$ -	$ -	$ -	$ 465.20
Ground Transportation & Parking	$ 668.28	$ 629.77	$ 1,106.50	$ 424.30	$ 1,518.90	$ 1,062.03	$ 2,108.04	$ 1,949.97	$ 1,145.46	$ 681.45	$ 1,430.14	$ 1,012.61	$ 13,737.45
Lodging	$ -	$ -	$ 260.00	$ -	$ -	$ -	$ 670.00	$ 1,447.04	$ -	$ -	$ -	$ -	$ 2,377.04
Total Travel	**$ 668.28**	**$ 629.77**	**$ 1,366.50**	**$ 424.30**	**$ 1,518.90**	**$ 1,150.33**	**$ 3,094.94**	**$ 3,457.01**	**$ 1,145.46**	**$ 681.45**	**$ 1,430.14**	**$ 1,012.61**	**$ 16,579.69**
Total Expenses	**$ 22,390.95**	**$ 14,914.22**	**$ 16,757.55**	**$ 16,709.04**	**$ 17,642.37**	**$ 16,451.25**	**$ 21,750.58**	**$ 12,013.10**	**$ 13,558.71**	**$ 17,940.74**	**$ 14,471.04**	**$ 16,473.08**	**$ 201,072.63**
NET OPERATING INCOME	$ (16,767.91)	$ (9,463.73)	$ (9,621.15)	$ (10,333.66)	$ (10,827.66)	$ (7,112.48)	$ (12,729.82)	$ (1,184.01)	$ (2,941.74)	$ (6,992.29)	$ (2,634.83)	$ (5,507.92)	$ (96,117.20)
Other Income													
Other Income	$ -	$ -	$ -	$ -	$ -	$ 168.86	$ -	$ -	$ -	$ -	$ -	$ -	$ 168.86
Total Other Income	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 168.86**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 168.86**
Other Expenses													
Interest Expense	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 4,000.00	$ -	$ -	$ 4,000.00
Taxes	$ -	$ -	$ -	$ -	$ -	$ 686.00	$ -	$ -	$ -	$ -	$ -	$ -	$ 686.00
Total Other Expenses	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 686.00**	**$ -**	**$ -**	**$ -**	**$ 4,000.00**	**$ -**	**$ -**	**$ 4,686.00**
NET OTHER INCOME	$ -	$ -	$ -	$ -	$ -	$ (517.14)	$ -	$ -	$ -	$ (4,000.00)	$ -	$ -	$ (4,517.14)
NET INCOME	$ (16,767.91)	$ (9,463.73)	$ (9,621.15)	$ (10,333.66)	$ (10,827.66)	$ (7,629.62)	$ (12,729.82)	$ (1,184.01)	$ (2,941.74)	$ (10,992.29)	$ (2,634.83)	$ (5,507.92)	$ (100,634.34)

Plei

Balance Sheet

As of December 31, 2019

Prepared by Pilot on 02/20/2020

Accrual Basis

	2019											
	January	February	March	April	May	June	July	August	September	October	November	December
ASSETS												
Current Assets												
Bank Accounts												
BrainTree Merchant Clearing	$ 64.80	$ -	$ -	$ -	$ -	$ -	$ 1,052.46	$ 1,001.85	$ 878.83	$ 757.64	$ 1,285.99	$ 2,686.42
Invoice Payments Clearing	$ -	$ -	$ 500.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Wells Fargo Checking (6557)	$ 8,089.56	$ 24,768.69	$ 12,969.44	$ 3,058.43	$ 7,003.25	$ 9,908.01	$ 9,157.24	$ 8,020.28	$ 4,144.73	$ 5,627.44	$ 7,292.61	$ 5,452.58
Total Bank Accounts	**$ 8,154.36**	**$ 24,768.69**	**$ 13,469.44**	**$ 3,058.43**	**$ 7,003.25**	**$ 9,908.01**	**$ 10,209.70**	**$ 9,022.13**	**$ 5,023.56**	**$ 6,385.08**	**$ 8,578.60**	**$ 8,139.00**
Accounts Receivable												
On-board Inventory												
Plei System A/R	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Accounts Receivable	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
Other Current Assets												
Accrued Revenue	$ -	$ 59.16	$ 238.98	$ 612.31	$ 526.84	$ 699.15	$ -	$ -	$ -	$ -	$ -	$ -
Plei App Receivable	$ 1,034.24	$ 2,679.82	$ 4,210.32	$ 3,719.24	$ 3,746.11	$ 6,833.86	$ 5,259.37	$ 5,946.80	$ 6,747.63	$ 5,487.99	$ 6,659.63	$ 2,978.46
Prepaid Expenses	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Undeposited Funds	$ 1,000.00	$ -	$ -	$ -	$ 500.00	$ -	$ -	$ 500.00	$ -	$ -	$ -	$ -
Total Other Current Assets	**$ 2,034.24**	**$ 2,738.98**	**$ 4,449.30**	**$ 4,331.55**	**$ 4,772.95**	**$ 7,533.01**	**$ 5,259.37**	**$ 6,446.80**	**$ 6,747.63**	**$ 5,487.99**	**$ 6,659.63**	**$ 2,978.46**
Total Current Assets	**$ 10,188.60**	**$ 27,507.67**	**$ 17,918.74**	**$ 7,389.98**	**$ 11,776.20**	**$ 17,441.02**	**$ 15,469.07**	**$ 15,468.93**	**$ 11,771.19**	**$ 11,873.07**	**$ 15,238.23**	**$ 11,117.46**
TOTAL ASSETS	**$ 10,188.60**	**$ 27,507.67**	**$ 17,918.74**	**$ 7,389.98**	**$ 11,776.20**	**$ 17,441.02**	**$ 15,469.07**	**$ 15,468.93**	**$ 11,771.19**	**$ 11,873.07**	**$ 15,238.23**	**$ 11,117.46**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Other Current Liabilities												
Accrued Expenses	$ 1,727.00	$ 3,509.80	$ 3,542.02	$ 3,346.92	$ 3,560.80	$ 6,630.24	$ 5,894.25	$ 7,078.12	$ 6,622.12	$ 6,551.29	$ 9,636.28	$ 10,358.43
Total Other Current Liabilities	**$ 1,727.00**	**$ 3,509.80**	**$ 3,542.02**	**$ 3,346.92**	**$ 3,560.80**	**$ 6,630.24**	**$ 5,894.25**	**$ 7,078.12**	**$ 6,622.12**	**$ 6,551.29**	**$ 9,636.28**	**$ 10,358.43**
Total Current Liabilities	**$ 1,727.00**	**$ 3,509.80**	**$ 3,542.02**	**$ 3,346.92**	**$ 3,560.80**	**$ 6,630.24**	**$ 5,894.25**	**$ 7,078.12**	**$ 6,622.12**	**$ 6,551.29**	**$ 9,636.28**	**$ 10,358.43**
Long-Term Liabilities												
Notes Payable	$ -	$ -	$ -	$ -	$ -	$ 10,225.00	$ 21,718.86	$ 21,718.86	$ 21,418.86	$ 21,418.86	$ 21,418.86	$ 21,418.86
Tanner Millen Loan 1	$ -	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 22,665.00	$ 21,330.00	$ 19,995.00
Total Long-Term Liabilities	**$ -**	**$ 20,000.00**	**$ 20,000.00**	**$ 20,000.00**	**$ 20,000.00**	**$ 30,225.00**	**$ 41,718.86**	**$ 41,718.86**	**$ 41,418.86**	**$ 44,083.86**	**$ 42,748.86**	**$ 41,413.86**
Total Liabilities	**$ 1,727.00**	**$ 23,509.80**	**$ 23,542.02**	**$ 23,346.92**	**$ 23,560.80**	**$ 36,855.24**	**$ 47,613.11**	**$ 48,796.98**	**$ 48,040.98**	**$ 50,635.15**	**$ 52,385.14**	**$ 51,772.29**
Equity												
Owner's Equity	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
AD Investment	$ 44,180.00	$ 44,180.00	$ 44,180.00	$ 44,180.00	$ 49,180.00	$ 49,180.00	$ 49,180.00	$ 49,180.00	$ 49,180.00	$ 49,180.00	$ 49,180.00	$ 49,180.00
PD/OD Investment	$ 174,373.00	$ 179,373.00	$ 179,373.00	$ 179,373.00	$ 189,373.00	$ 189,373.00	$ 189,373.00	$ 189,373.00	$ 189,373.00	$ 197,873.00	$ 202,123.00	$ 204,123.00
SD Investment	$ 60,821.24	$ 60,821.24	$ 60,821.24	$ 60,821.24	$ 60,821.24	$ 60,821.24	$ 60,821.24	$ 60,821.24	$ 60,821.24	$ 60,821.24	$ 60,821.24	$ 60,821.24
TM Investment	$ 54,000.00	$ 54,000.00	$ 54,000.00	$ 54,000.00	$ 54,000.00	$ 54,000.00	$ 54,000.00	$ 54,000.00	$ 54,000.00	$ 54,000.00	$ 54,000.00	$ 54,000.00
Total Owner's Equity	**$ 333,374.24**	**$ 338,374.24**	**$ 338,374.24**	**$ 338,374.24**	**$ 353,374.24**	**$ 353,374.24**	**$ 353,374.24**	**$ 353,374.24**	**$ 353,374.24**	**$ 361,874.24**	**$ 366,124.24**	**$ 368,124.24**
Retained Earnings	$ (308,144.73)	$ (308,144.73)	$ (308,144.73)	$ (308,144.73)	$ (308,144.73)	$ (308,144.73)	$ (308,144.73)	$ (308,144.73)	$ (308,144.73)	$ (308,144.73)	$ (308,144.73)	$ (308,144.73)
Net Income	$ (16,767.91)	$ (26,231.64)	$ (35,852.79)	$ (46,186.45)	$ (57,014.11)	$ (64,643.73)	$ (77,373.55)	$ (78,557.56)	$ (81,499.30)	$ (92,491.59)	$ (95,126.42)	$ (100,634.34)
Total Equity	**$ 8,461.60**	**$ 3,997.87**	**$ (5,623.28)**	**$ (15,956.94)**	**$ (11,784.60)**	**$ (19,414.22)**	**$ (32,144.04)**	**$ (33,328.05)**	**$ (36,269.79)**	**$ (38,762.08)**	**$ (37,146.91)**	**$ (40,654.83)**
TOTAL LIABILITIES AND EQUITY	**$ 10,188.60**	**$ 27,507.67**	**$ 17,918.74**	**$ 7,389.98**	**$ 11,776.20**	**$ 17,441.02**	**$ 15,469.07**	**$ 15,468.93**	**$ 11,771.19**	**$ 11,873.07**	**$ 15,238.23**	**$ 11,117.46**

Pilot has prepared the accompanying reports as part of bookkeeping operations. Pilot has not certified, reviewed, or audited any financial statements. For management use only.

If you are seeing unexpected results, please try downloading the report, opening it in Excel, and enabling editing for the formulas to work.

							2019						Total
	January	February	March	April	May	June	July	August	September	October	November	December	
OPERATING ACTIVITIES													
Net Income	(16,767.91)	(9,463.73)	(9,621.15)	(10,333.66)	(10,827.66)	(7,629.62)	(12,729.82)	(1,184.01)	(2,941.74)	(10,992.29)	(2,634.83)	(5,507.92)	(100,634.34)
Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-	-	-	-	-	-	-	-	-	-	-	-
Plei System A/R	500.00	-	-	-	-	-	-	-	-	-	-	-	500.00
Accrued Revenue	-	(59.16)	(179.82)	(373.33)	85.47	(172.31)	699.15	-	-	-	-	-	-
Plei App Receivable	(1,034.24)	(1,645.58)	(1,530.50)	491.08	(26.87)	(3,087.75)	1,574.49	(687.43)	(800.83)	1,259.64	(1,171.64)	3,681.17	(2,978.46)
Prepaid Expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Accrued Expenses	1,727.00	1,782.80	32.22	(195.10)	213.88	3,069.44	(735.99)	1,183.87	(456.00)	(70.83)	3,084.99	722.15	10,358.43
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,192.76	78.06	(1,678.10)	(77.35)	272.48	(190.62)	1,537.65	496.44	(1,256.83)	1,188.81	1,913.35	4,403.32	7,879.97
Net cash provided by operating activities	(15,575.15)	(9,385.67)	(11,299.25)	(10,411.01)	(10,555.18)	(7,820.24)	(11,192.17)	(687.57)	(4,198.57)	(9,803.48)	(721.48)	(1,104.60)	(92,754.37)
FINANCING ACTIVITIES													
Notes Payable	-	-	-	-	-	10,225.00	11,493.86	-	(300.00)	-	-	-	21,418.86
Tanner Millen Loan 1	-	20,000.00	-	-	-	-	-	-	-	2,665.00	(1,335.00)	(1,335.00)	19,995.00
Owner's Equity:AD Investment	-	-	-	-	5,000.00	-	-	-	-	-	-	-	5,000.00
Owner's Equity:PD/OD Investment	18,500.00	5,000.00	-	-	10,000.00	-	-	-	-	8,500.00	4,250.00	2,000.00	48,250.00
Net cash provided by financing activities	18,500.00	25,000.00	-	-	15,000.00	10,225.00	11,493.86	-	(300.00)	11,165.00	2,915.00	665.00	94,663.86
NET CASH INCREASE FOR PERIOD	2,924.85	15,614.33	(11,299.25)	(10,411.01)	4,444.82	2,404.76	301.69	(687.57)	(4,498.57)	1,361.52	2,193.52	(439.60)	1,909.49